Reply to the Attention of	Michael H. Taylor
Direct Line	604.691.7410
Direct Fax	604.893.2669
Email Address	michael.taylor@mcmillan.ca
Our File No.	57308V-0001
Date	January 23, 2014

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:	Mr. Daniel F. Duchovny
Special Counsel, Office of Mergers and Acquisitions

Dear Sirs/Mesdames:

Re:	Animas Resources Ltd.
Responses to comments on Schedule 14D-1F filed December 23, 2013, by Marlin Gold Mining Ltd.
Filed January 16, 2014
SEC File No. 005-87771

We are counsel for and write on behalf of Marlin Gold Mining Ltd. (the “Company”) in response to the Staff’s letter of January 21, 2014 (the “Second Comment Letter”) signed by Mr. Daniel Duchovny on behalf of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s takeover bid (the “Animas Takeover Bid”) for all of the issued and outstanding common shares of Animas Resources Ltd. (“Animas”). The Second Comment letter follows Staff’s letter of January 9, 2014 (the “Initial Comment Letter”), also signed by Mr. Daniel Duchovny on behalf of the Commission with respect to the Animas Takeover Bid, and our initial response letter dated January 16, 2014. The Animas Takeover Bid is the subject of the Company’s takeover bid circular dated December 23, 2013 (the “Takeover Bid Circular”) prepared and filed by the Company under Canadian securities laws, as incorporated into the Company’s Schedule 14D-1F filed by the Company with the Commission on December 23, 2013 (the “Schedule 14D-1F”).

On behalf of the Company, we confirm the status of the Animas Takeover Bid as follows:

  on December 23, 2013, the Company filed the Takeover Bid Circular on SEDAR and the related Schedule 14D-1F with the Commission reflecting the Animas Takeover Bid at an offered price of CDN$0.10 per share;

January 23, 2014

on December 30, 2013, Animas issued a news release announcing that:

GoGold Resources Inc. (“GoGold”) had announced its intention to make an offer to acquire all of the outstanding shares of Animas at a deemed offer price of CDN$0.15 per share (the “GoGold Takeover Bid”);

significant shareholders of the Company holding 58.7% of the outstanding shares of Animas had entered into agreements with GoGold to support the GoGold Takeover Bid (the “Animas Shareholder Lock-up Agreements”);

the board of directors of Animas had determined to reject the Animas Takeover Bid launched by the Company;

on January 23, 2014, GoGold filed its takeover bid circular on SEDAR and a related Schedule 14D-1F with the Commission confirming the GoGold Takeover Bid; and

on January 23, 2014, Animas filed its directors circular on SEDAR and a related Schedule 14D-9F confirming the recommendation of the board of directors of Animas to accept the GoGold Takeover Bid.

Based on these events, the Company advises the Commission that the combined effective result of the GoGold Takeover Bid, the recommendations of the Animas board of directors and the Animas Shareholder Lock-up Agreements is that the Animas Takeover Bid will not be accepted by the shareholders of Animas and will expire on January 28, 2014. The Company further advises the Commission that it has no intention to either (i) amend the Animas Takeover Bid to increase the bid consideration, or otherwise alter the commercial terms of the Animas Takeover Bid, in order to make the Animas Takeover Bid more attractive to the shareholders of Animas (an “Amended Animas Takeover Bid”), or (ii) initiate a new takeover bid for the common shares of Animas after expiry of the current Animas Takeover Bid (a “New Animas Takeover Bid”).

The Company acknowledges and accepts the re-issuance by the Commission of Comments 3, 4 and 5 of the Initial Comment Letter (the “Outstanding Comments”). The Company however proposes not to amend the Takeover Bid Circular to address the Outstanding Comments due to the practical certainty that the Animas Takeover Bid will expire on January 28, 2014 without acceptance and the requirements that would be imposed on the Company under Canadian Securities laws if it were to amend the Takeover Bid Circular to address the Outstanding Comments. Specifically, the Company advises the Commission that if it were to revise the Takeover Bid Circular in order to address the comments of the Commission, then the Company would have to proceed as follows under applicable Canadian securities laws:

  First, the Company would have to prepare a notice of variation of the Animas Takeover Bid (a “Notice of Variation”) that would include the revised conditions to the Animas Takeover Bid with appropriate amendments to address the Outstanding Comments;

January 23, 2014

  Second, the Company would have to mail the Notice of Variation to the shareholders of Animas; and

  Finally, the Company would have to extend the term of the Animas Takeover Bid such that it will expire no earlier than 10 days following the mailing of the Notice of Variation, which would mean extending the bid beyond the current January 28, 2014 expiry date.

As an alternative to filing an amendment to the Takeover Bid Circular to address the Outstanding Comments, the Company proposes that it not file an amendment to the Takeover Bid Circular based on (i) its acknowledgement and acceptance of the Outstanding Comments, and (ii) its agreement to address the Outstanding Comments should the Company determine to either file an Amended Animas Takeover Bid or a New Animas Takeover Bid. We ask that the Commission advise if the Commission has any objection to the Company proceeding on this basis.

Finally, we confirm, on behalf of the Company, that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-7410 of our offices at any time.

Yours truly,

/s/ Michael H. Taylor
Michael H. Taylor

MHT/mly
* Law Corporation

cc:	Marlin Gold Mining Ltd.
Blakes, Cassels & Graydon LLP